October 8, 2009

VIA EDGAR AND OVERNIGHT COURIER
Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

   Re:   World Fuel Services Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Filed February 26, 2009
         Form 10-Q for the Fiscal Quarter Ended March 31, 2009
         Filed May 7, 2009
         Form 10-Q for the Fiscal Quarter Ended June 30, 2009
         Filed August 6, 2009
         File No. 1-09533

Dear Mr. Schwall:

         This letter sets forth the responses of World Fuel Services Corporation (referred to herein, collectively with its subsidiaries, as the "Company") to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") in your comment letter dated September 24, 2009. For your convenience, we have included the text of the Staff's comments (numbered as in the Comment Letter) followed by our responses.

         1. We note your letter to our Office of Global Security Risk dated August 7, 2009 regarding your contacts with Iran. We also note your disclosure on page 36 of the Form 10-Q for the quarterly period ended June 30, 2009 that from time to time, certain of your subsidiaries have had business dealings in Cuba, Iran, and Sudan, consisting generally of the purchase of overflight permits and the provision of flight support and fuel services. As you know, Cuba, Iran, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please explain to us the purpose of your purchase of overflight permits and the nature of the flight support and fuel services that you provide in connection with your business contacts with Cuba, Iran, and Sudan, including the type of customers for whom you procure or provide such services and the parties to whom you pay the costs associated with such services. You should also describe any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, and Sudan or entities controlled by those governments.

         The Company is a provider of marine, aviation and land fuel products and related services on a worldwide basis. The Company sells fuel and delivers services to clients at more than 6,000 locations in more than 190 countries. With the exception of the marine transaction discussed under Section II below, the Company has no dealings with Cuba, Iran or Sudan in its marine and land businesses. In connection with our aviation business, and in accordance with general or specific licenses issued by the Treasury Department's Office of Foreign Assets Control ("OFAC") or pursuant to travel exemptions from the sanctions regulations administered by OFAC, certain of the Company's subsidiaries obtain overflight permission and pay navigation fees on behalf of clients when their aircraft are flying over a particular country, including Cuba, Iran and Sudan, in order for those clients to have complete flight plans. Additionally, certain of the Company's subsidiaries provide other flight support and fuel services consisting of arranging for (but not providing) ground handling services, obtaining landing permits, providing flight plans and supplying fuel for flights to and from Cuba, Iran and Sudan, which activities the Company believes are permissible under applicable U.S. sanctions regulations. The customers for whom the Company's subsidiaries procure such services are corporate and commercial aviation clients, including commercial air carriers, air charter companies and flight support companies. Other than these limited contacts which are more fully described below, the Company has no other agreements, commercial arrangements or other contacts with the governments of Cuba, Iran or Sudan or entities controlled by those governments. Further, while the Company may engage in additional transactions in the future with respect to Cuba, Iran and Sudan in accordance with applicable sanctions regulations, the Company does not currently have plans to do so.

         I.  Cuba
             ----

         The following describes the categories of corporate and commercial transactions that the Company's subsidiaries conduct with respect to Cuba:

         A. Cuban Overflight Permits. Two of the Company's subsidiaries, Baseops International, Inc. and Kropp Holdings, Inc., have obtained licenses from OFAC authorizing them to arrange and pay for permits for their clients to overfly Cuba. Their clients are corporate and commercial aviation companies, including commercial air carriers, air charter companies and flight support corporations. Pursuant to the OFAC licenses, payments for the permits to fly over Cuban airspace are made in U.S. dollars to a Panamanian bank account held on behalf of Cuba's Civil Aviation Authority.

         B. Trips to or from the U.S. Naval Base at Guantanamo Bay, Cuba. Company subsidiaries perform services in connection with trips to or from the U.S. Naval Base at Guantanamo Bay, Cuba. The services involved include communications, coordinating catering, arranging for fuel and the like. While Guantanamo Bay is geographically on the island of Cuba, the Cuban government exercises no control over the territory comprising the U.S. military base. Provision of these services does not require any interaction with the Cuban government, including its aviation authorities, or any Cuban service providers.

         C. OFAC Licensed U.S. Carrier Trips to or from Cuba. Company subsidiaries perform services necessary and incidental to trips to or from Cuba by U.S. carriers that have obtained OFAC licenses authorizing such trips. These services have been limited to transmitting information to the U.S. Department of Homeland Security, and in one instance providing a flight plan, weather briefing and ground and communications support. To date, no payments have been made by the Company or its subsidiaries to other parties in connection with these trips.

         D. Other Trips to or from Cuba. In the past, Company subsidiaries have performed services in connection with trips to or from Cuba by non-U.S. commercial or corporate carriers. These services principally involved notifying Cuban ground handlers about the trips and requesting that they arrange ground handling services, as well as contacting Cuban aviation authorities to determine when a flight left a particular airport in order to pass that information along to aviation authorities and ground handlers at later segments of the flight. In these instances, the Company's subsidiaries would charge the customer a service fee but would not be charged for or make payments to Cuban authorities or any Cuban vendor for these communications. As disclosed in the Company's 10-Q for the fiscal quarter ended June 30, 2009 (the "Second Quarter 2009 10-Q"), these activities may have constituted inadvertent violations of U.S. sanctions regulations and, therefore, the Company and its subsidiaries have discontinued providing these services in connection with landings in Cuba.

         II. Iran and Sudan
             --------------

Pursuant to licenses issued by OFAC, Company subsidiaries purchase overflight permits from both Iran and Sudan. Payments for overflight permits are made to the Iranian Civil Aviation Authority and the Sudanese Civil Aviation Authority pursuant to the terms of the respective licenses. The Company's subsidiaries have also provided certain services (e.g., procuring ground handling services and landing permits and providing flight plans) and supplied fuel in connection with passenger flights to and from the two countries, which the Company considers to fall within the scope of the travel exemptions of 31 C.F.R. 560.210(d) (Iranian travel exemption) and 31 C.F.R. 538.212(d) (Sudanese travel exemption) as activities ordinarily incident to permissible passenger travel. Additionally, in very limited instances in the past, subsidiaries of the Company have provided these types of services to carriers traveling to and from these two countries in connection with other flights that we believe were permissible under OFAC's sanctions regulations. Finally, with respect to Sudan, the Company's subsidiaries from time to time provide similar services in connection with United Nations flights that the Company believes are covered by the general license issued by OFAC for UN-related activities, 31 C.F.R. 538.531.

         As detailed in the Company's letter to the Commission dated August 7, 2009 and reported to OFAC, the Company has also recently discovered one instance in which one of its subsidiaries arranged for the sale of marine fuel to a Singapore-owned and operated vessel while it was at port in Bandar Abbas, Iran. We believe this transaction was an isolated lapse.

         III. Other
              -----

         From time to time the Company's subsidiaries may supply fuel to aircraft owned by the governments of foreign countries while in the United States in connection with their missions for international organizations, and from time to time these aircraft may be owned by Cuba, Iran or Sudan. For example, the Company recently supplied fuel in the United States to an Iranian government owned aircraft in connection with the Iranian government's participation at meetings of the United Nations, which the Company considers to fall within the general license issued by OFAC in 31 CFR 560.512.

         2. Please discuss the materiality of any contacts with Cuba, Iran, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, and Sudan.

         We note that our sanctioned country-related business only accounted for approximately 0.004% of our consolidated revenues for 2008, and it is not expected that the sanctioned country-related business will increase in any meaningful respect from current levels.

         The Company's and its subsidiaries' contacts with Cuba, Iran and Sudan are pursuant to general or specific licenses issued by OFAC or exemptions from the sanctions regulations that OFAC administers. The Company has established policies and procedures designed to ensure compliance by it and its subsidiaries with applicable laws and regulations, including OFAC's sanctions regulations and licenses. While the overwhelming majority of our transactions related to sanctioned countries were in accordance with applicable regulations, as disclosed in the Second Quarter 2009 10-Q, the Company has identified a very limited number of instances that may have resulted in violations of U.S. sanctions regulations or our OFAC-issued licenses and has reported these instances to OFAC. The transactions we identified as potential violations collectively resulted in very small amounts of revenue to us (under $100,000 in total).

         Given the limited nature of the Company's and its subsidiaries' contacts with Cuba, Iran and Sudan, the safeguards for regulatory compliance the Company has in place, the continuing review and enhancement of those safeguards and the fact that our contacts with these countries generate such an insignificant percentage of our consolidated revenues, we do not believe that a reasonable investor would consider such contacts to be quantitatively or qualitatively material to the Company's reputation or its share value or deem this information important in affecting the total mix of information available to investors.

         The Company is aware that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, to date, the Company has not received any inquiries, complaints or shareholder proposals from its investors relating to the Company's limited contacts with such countries and has not, to its knowledge, experienced any negative publicity or reputational damage associated with such contacts.

         3. Please tell us why you include certifications from your chief operating officer in Exhibits 31.2 and 32.1 to your annual report on Form 10-K for the fiscal year ended December 31, 2008 and your quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. If your chief operating officer is not performing the functions of either the principal executive officer or the principal financial officer, do not include certifications from your chief operating officer in future filings. However, if your chief operating officer is performing the functions of either the principal executive officer or the principal financial officer, revise all related disclosure to describe the roles, responsibilities, and functions of each certifying officer accordingly.

         From the inception of the requirement to include officer certifications in our periodic reports, we have included a certification of our chief operating officer. However, we confirm that our chief operating officer is not performing the functions of either the principal executive officer or the principal financial officer, and, therefore, we will not include certifications from our chief operating officer in future filings.

Acknowledgement:
----------------

         The Company acknowledges that:

         (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the Commission;

         (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings with the Commission; and

         (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact R. Alexander Lake, General Counsel, or the undersigned at (305) 428-8000.

                                                   Very truly yours,

                                                   /s/  Ira M. Birns
                                                   -----------------------------
                                                   Ira M. Birns
                                                   Executive Vice President and
                                                   Chief Financial Officer